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                                                                   EXHIBIT 99.F

                    DESCRIPTION OF MANAGEMENT INCENTIVE PLAN


Under the Management Incentive Plan, an incentive is earned after the Company exceeds an established rate of return on net worth after taxes. The objectives are established each year for districts, regions, specialty product groups and the Company as a whole. Historically the goal has been set based upon the median and upper quartile industry performance as measured by pre-tax return on assets. These measurements are then converted to an after tax return on investment standards using the corporate policy leverage target of 2.5. The return on investment goals are then in turn applied to estimated year-end net worth to establish the Company's profit goals. For 1993, the Board and management established the cut-in point for payment of management incentive at a rate of return equivalent to eighty cents ($.80) per share, which is twice the annual dividend payout at current levels. The maximum incentive level would be reached at a rate of return after the equivalent to One Dollar Forty Cents ($1.40) per share.

For districts, regional and special product group plan participants, cut-in goals and maximum incentives are proportionate. The plan is structured such that an earning corridor is established and all plan participants will receive a proportionate share of their incentive payout as the Company progresses along the profit corridor. This would result in all plan participants reaching fifty percent (50%) of their possible incentive payout when the Company has reached fifty percent (50%) toward its maximum profit objective, and all plan participants will reach one hundred percent (100%) of incentive payout when the maximum incentive level/rate of return is realized.